EXHIBIT 11.2

CPI CORP. COMPUTATION OF EARNINGS (LOSS) PER SHARE - BASIC
FISCAL YEARS ENDED FEBRUARY 4, 2006, FEBRUARY 5, 2005 AND FEBRUARY 7, 2004

thousands except share and per share data	2005	2004	2003

Common shares outstanding at beginning of fiscal period	18,432,779	18,360,238	18,288,006
Shares issued during the period - weighted average	60,956	49,536	54,113

Less: Treasury stock - weighted average	(10,639,543)	(10,521,370)	(10,260,500)

Weighted average number of common and common equivalent shares	7,854,192	7,888,404	8,081,619

Net earnings (loss) applicable to commons shares:
From continuing operations	$6,389	$(14,762)	$5,842
From discontinued operations	-	(3,746)	(4,624)

Net earnings (loss)	$6,389	$(18,508)	$1,218

Net earnings (loss) per common and common equivalent shares:
From continuing operations	$0.81	$(1.87)	$0.72
From discontinued operations	-	(0.48)	(0.57)

Earnings (loss) per common share	$0.81	$(2.35)	$0.15